FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 24, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES APPOINTMENT OF SENIOR VICE PRESIDENT ON ECONOMICS AND MANAGEMENT

Moscow, Russia — January 24, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the appointment of Mukhamed Tsikanov as its Senior Vice President on Economics and Management.

Previously, Mr. Tsikanov (52) was Acting General Director of Mechel’s Yakutugol OJSHC subsidiary.  In his new position, Mr. Tsikanov will be responsible for the strategic development of Mechel OAO’s economic and management organization, management accounts policies and planning, and implementation of internal management and control systems.

Mechel OAO Chief Executive Officer Igor Zyuzin said, “We are pleased that such a respected, professional and highly experienced economist and executive will continue working in our team in the new senior level position.  The appointment of Mr. Tsikanov to the position of Senior Vice President on Economic and Management confirms the importance and significance of a high quality and efficient operating management and control system for Mechel.   With such an extensive network of subsidiaries and a wide marketing and sales infrastructure, it is difficult to overestimate the role of professional economic management for Mechel. We are confident that Mr. Tsikanov’s knowledge and competence will enable the Company to implement management accounts policies and principles more efficiently, thus further enhancing the development of Mechel’s business.”

Prior to being appointed Acting General Director of Yakutugol OJSHC in October 2007, Mr. Tsikanov was General Director of Elgaugol OAO from 2005 to 2007.  From 2004 to 2005 he was Senior Vice President of Yukos-Moscow OOO.  From 1993 to 2005, he held various positions in the government agencies, including: Deputy Minister of Economic Development and Trade of the Russian Federation, from 2000 to 2004; Deputy Minister of Economy of the Russian Federation, from 1997 to 2000; First Deputy Head of the Administrative Program for Economy Stabilization and Development of the Kabardino-Balkarian Republic from January to August 1997; and Minister of Economy of the Kabardino-Balkarian Republic from 1993 to 1997.  He worked in various scientific institutes of the Academy of Sciences of the USSR and Russia from 1977 to 1993.  Mr. Tsikanov holds doctorate in economics and professorship.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  January 24, 2008